UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 7)

SPARK THERAPEUTICS, INC.

(Name of Subject Company)

022019 MERGER SUBSIDIARY, INC.

(Offeror)

A Wholly Owned Subsidiary of

ROCHE HOLDINGS, INC.

(Parent of Offeror)

(Names of Filing Persons—Offeror)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

84652J103

(Cusip Number of Class of Securities)

Dr. Sean A. Johnston

Roche Holdings, Inc.

1 DNA Way, MS #24,

South San Francisco, CA 94080

Telephone: (650) 225-1000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Marc O. Williams, Esq.

Brian Wolfe, Esq.

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,805,265,563.50	$582,398.19

*	Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Transaction Value was calculated by adding (i) the product of (A) 38,053,350 outstanding shares (“Shares”) of common stock of Spark Therapeutics, Inc., of which 8,750 were restricted shares and (B) $114.50 (the “Offer Price”); (ii) the product of (A) 4,157,775 Shares subject to issuance pursuant to Spark Stock Options granted and outstanding under the Spark Equity Incentive Plans and (B) $71.74, which is the difference between the $114.50 per share tender offer price and $42.76, the average weighted exercise price of such options (all of which are “in-the-money”); (iii) the product of (A) outstanding restricted stock units in respect of 1,287,829 Shares subject to such restricted stock units (with any applicable performance conditions deemed to be achieved at maximum performance) and (B) the Offer

Price; and (iv) the product of (A) 21,151 Shares which are estimated to be subject to outstanding purchase rights under the 2015 Employee Stock Purchase Plan (assuming that the closing price per Share as reported on the NASDAQ Global Select Market on the last day of the offering period in effect under the 2015 Employee Stock Purchase Plan on May 31, 2019 was equal to the Offer Price) and (B) the Offer Price.

The foregoing figures have been provided by Spark Therapeutics, Inc. to the Offeror and Parent of Offeror and are as of February 28, 2019, the most recent practicable date.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act, by multiplying the Transaction Valuation by 0.0001212.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$582,398.19	Filing Party:	Roche Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	March 7, 2019

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 7 to the Tender Offer Statement on Schedule TO amends and supplements the Schedule TO filed with the Securities and Exchange Commission on March 7, 2019 (as it may be amended and supplemented from time to time, the “Schedule TO”) and relates to the offer by 022019 Merger Subsidiary, Inc., a Delaware corporation and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), to purchase all outstanding shares of common stock, par value $0.001 per share of Spark Therapeutics, Inc., a Delaware corporation (“Spark”), at $114.50 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2019, and in the related Letter of Transmittal, copies of which are incorporated by reference to Exhibits (a)(1)(i) and (a)(1)(ii), respectively, of the Schedule TO (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the related Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9; and Item 11.

1.       The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Regulatory Matters” of the Offer to Purchase under the “U.S. Antitrust” subsection is hereby amended and restated in its entirety and replaced by the paragraphs set forth below.

Under the HSR Act and the rules that have been promulgated thereunder, certain acquisition transactions may not be consummated unless Premerger Notification and Report Forms have been filed with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust

Division”) and certain waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer and the Merger is subject to such requirements.

Each of Parent and Spark filed a Premerger Notification and Report Form under the HSR Act with respect to the Offer and the Merger with the Antitrust Division and the FTC on March 1, 2019. On March 18, 2019, Parent withdrew the March 1, 2019 filing and refiled the Premerger Notification and Report Form with respect to the Offer and the Merger with the Antitrust Division and the FTC. Parent subsequently withdrew the March 18, 2019 filing effective on April 2, 2019 and Parent and Spark each refiled their respective Premerger Notification and Report Forms. Effective April 25, 2019, Parent withdrew the April 10, 2019 filing and Parent and Spark each refiled their respective Premerger Notification and Report Forms on May 23, 2019. On June 7, 2019, Parent received from the FTC a Request for Additional Information and Documentary Material (a “Second Request”) under the HSR Act with respect to the Offer. Spark has informed Parent that it also received a Second Request on June 7, 2019. As a result of the Second Requests, the waiting period under the HSR Act applicable to the purchase of the Shares pursuant to the Offer has been extended until 11:59 p.m., New York City time, on the date that is ten calendar days after substantial compliance by Parent with its Second Request, unless such waiting period is terminated earlier by the FTC. Thereafter, such waiting period can be extended only by court order or agreement of Parent, Purchaser, Spark and the FTC. See “—Section 15—Conditions to the Offer” for certain conditions to the Offer, including conditions with respect to certain governmental actions, and “—Section 13—The Transaction Documents—The Merger Agreement—Termination” for certain termination rights pursuant to the Merger Agreement with respect to certain governmental actions. It is also possible that Parent and Spark could enter into a timing agreement with the FTC that could affect the timing of the closing of the transactions contemplated by the Merger Agreement. Parent and Spark continue to work cooperatively and expeditiously with the FTC in connection with its review.

2.       The information set forth in Section 16—“Certain Legal Matters; Regulatory Approvals—Regulatory Matters” of the Offer to Purchase under the “Other Antitrust Approvals” subsection is hereby amended and restated in its entirety and replaced by the paragraphs set forth below.

Spark and its subsidiaries transact business in a number of additional countries outside of the United States. Under the antitrust or merger control statutes or regulations of certain of these foreign countries, certain acquisition transactions require the filing of information with, or the obtaining of the approval of, antitrust or competition authorities therein. We do not believe that the purchase of Shares by us in the Offer or the Merger is subject to such requirements.

The UK Competition and Markets Authority (the “CMA”) has opened an investigation in order to obtain further information in relation to Parent’s proposed acquisition of Spark.  The investigation will determine whether the CMA considers it has jurisdiction over the acquisition; and, if so, whether the CMA considers that the acquisition may be expected to result in a substantial lessening of competition in the UK such as to warrant a more detailed, Phase 2 review.  In the latter case, the CMA may accept remedies offered by the parties to avoid a Phase 2 review.  Pending the outcome of its investigation, the CMA has issued an Interim Enforcement Order that would become effective upon closing of the transaction and would require Parent to hold separate the Spark business.  The parties are working cooperatively with the CMA and will continue to do so.

3.       The information set forth in Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

On June 10, 2019, in connection with the Second Requests (as defined above) that Parent and Spark received from the FTC on June 7, 2019, pursuant to the Merger Agreement, Parent extended the expiration of the Offer. The Offer was previously scheduled to expire at 5:00 p.m., New York City Time, on June 14, 2019. The expiration date of the Offer is extended to 5:00 p.m., New York City Time, on July 31, 2019, unless further extended. The Depositary has advised Parent that, as of 5:00 p.m., New York City time, on June 7, 2019, approximately 8,125,931 Shares (none of which were tendered by Notice of Guaranteed Delivery) had been validly tendered and received, and not validly withdrawn, pursuant to the Offer, representing approximately 21.1% of the outstanding Shares.

On June 10, 2019, Parent issued a media release relating to the Second Requests and announcing the extension of the Offer. The full text of the press release is attached as Exhibit (a)(5)(xxi) to the Schedule TO and is incorporated herein by reference.

4.       Amendments to the Offer to Purchase and the exhibits to the Schedule TO:

The information set forth in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

All references to “5:00 p.m., New York City time, on June 14, 2019” set forth in the Offer to Purchase (Exhibit (a)(1)(i)), Letter of Transmittal (Exhibit (a)(1)(ii)), Notice of Guaranteed Delivery (Exhibit (a)(1)(iii)), Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(iv)), and Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (Exhibit (a)(1)(v)) are hereby amended and replaced with “5:00 p.m., New York City time, on July 31, 2019”.

Item 12. Exhibits.

Item 12 of the Schedule TO and the Exhibit Index is hereby amended and supplemented by adding the following Exhibits to the List of Exhibits:

Exhibit No.	Description

(a)(5)(xx)*	Second Request Q&A dated June 10, 2019.
(a)(5)(xxi)*	Media Release issued by Roche Holdings, Inc., dated June 10, 2019.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: June 10, 2019

022019 MERGER SUBSIDIARY, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: President

ROCHE HOLDINGS, INC.

By:	/s/ Bruce Resnick
Name: Bruce Resnick
Title: Vice President

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(i)	Offer to Purchase, dated as of March 7, 2019.
(a)(1)(ii)	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).
(a)(1)(iii)	Notice of Guaranteed Delivery.
(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(vi)	Summary Advertisement as published in the Wall Street Journal on March 7, 2019.
(a)(5)(i)

Media Release issued by Spark Therapeutics, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(a)(5)(ii)

Email sent to Spark Therapeutics, Inc. employees from Jeffrey Marrazzo, CEO of Spark Therapeutics, Inc., dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Solicitation/Recommendation Statement on Form 14D-9 (File No. 005-88577) filed with the Commission on February 25, 2019).

(a)(5)(iii)

Spark Therapeutics, Inc. Current Report on Form 8-K dated February 25, 2019 (incorporated by reference to the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(a)(5)(iv)	Social media post by Spark Therapeutics, Inc. on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).
(a)(5)(v)

Social media post by Jeffrey D. Marrazzo, the Company’s Chief Executive Officer, on www.twitter.com (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(vi)

Q&A provided to employees of Spark Therapeutics, Inc. on February 25, 2019 (incorporated by reference to the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 filed on February 25, 2019).

(a)(5)(vii)

Media Release issued by Roche Holdings, Inc. dated February 25, 2019 (incorporated by reference to Exhibit 99.1 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).

(a)(5)(viii)

Key Messages and Q&A dated February 25, 2019 (incorporated by reference to Exhibit 99.2 of the first Roche Holdings, Inc. Pre-Commencement Communication on Schedule TO filed with the Commission on February 25, 2019).

(a)(5)(ix)	Roche Press Release announcing the commencement of the Offer, dated as of March 7, 2019.
(a)(5)(x)	Complaint filed as of March 7, 2019 (Wang v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00479).
(a)(5)(xi)	Complaint filed as of March 11, 2019 (Kent v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00485).
(a)(5)(xii)	Complaint filed as of March 18, 2019 (Newman v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-00528).

(a)(5)(xiii)	Complaint filed as of March 20, 2019 (Gomez v. Spark Therapeutics, Inc., et al., Case No. 1:19-cv-02487).
(a)(5)(xiv)	Media Release issued by Roche Holdings, Inc., dated April 3, 2019.
(a)(5)(xv)	Withdrawal and Refiling Q&A dated April 3, 2019.
(a)(5)(xvi)	Media Release issued by Roche Holdings, Inc., dated April 26, 2019.
(a)(5)(xvii)	Complaint filed as of April 18, 2019 (Grant v. Bennett, et al., Case No. 1:19-cv-02615).
(a)(5)(xviii)	Withdrawal and Refiling Q&A dated April 26, 2019.
(a)(5)(xix)	Media Release issued by Roche Holdings, Inc., dated May 14, 2019.
(a)(5)(xx)*	Second Request Q&A dated June 10, 2019.
(a)(5)(xxi)*	Media Release issued by Roche Holdings, Inc., dated June 10, 2019.
(c)	Not applicable.
(d)(1)

Agreement and Plan of Merger, dated as of February 22, 2019, by and among Spark Therapeutics, Inc., Roche Holdings, Inc. and 022019 Merger Subsidiary, Inc. (incorporated by reference to Exhibit 2.1 of the Spark Therapeutics, Inc. Current Report on Form 8-K (File No. 001-36819) filed with the Commission on February 25, 2019).

(d)(2)	Confidentiality Agreement, dated as of October 9, 2018, between Roche Holdings, Inc. and Spark Therapeutics, Inc.
(e)	Not applicable.
(f)	Section 262 of the Delaware General Corporation Law (included as Schedule II to the Offer to Purchase previously filed as Exhibit (a)(1)(i)).
(g)	Not applicable.
(h)	Not applicable.
* Filed herewith